UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                   Commission File Number

LAKE SHORE GOLD CORP.

(Exact name of registrant as specified in its charter)

CANADA	1040	Not Applicable
(Province or other jurisdiction of incorporation	(Primary Standard Industrial	(I.R.S. Employer Identification Number)
or organization)	Classification Code number)

Suite 2000 – 181 University Avenue
Toronto, ON, CANADA
M5H 3M7
Tel:  (416) 703-6298

(Address and telephone number of Registrant’s principal executive offices)

with copies to:
Corporation Service Company 1180 Avenue of the Americas, Suite 210 New York, New York 10036 (800) 221-0770	Michael A. Smith, Esq. Kaye Scholer LLP 425 Park Avenue New York, NY 10022
Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Shares, no par value	NYSE Amex

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

☐ Yes 82-              ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes                    ☒ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes                    ☒ No

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The financial statements of Lake Shore Gold Corp. (the “Registrant”) for the years ended December 31, 2008, 2009 and 2010 (the “Annual Financial Statements”), incorporated by reference in this Form 40-F (this “Form 40-F” or “Registration Statement”), were prepared in accordance with Canadian generally accepted accounting practices (“GAAP”) as permitted by the multijurisdictional disclosure system (“MJDS”) for Canadian issuers, and may not be comparable to financial statements of United States (“U.S.”) companies.  As required by General Instruction C.(2) of Form 40-F, the Annual Financial Statements have been reconciled to United States GAAP, and significant differences between Canadian GAAP and United States GAAP are included as Exhibit 99.3 to this Registration Statement.

FORWARD-LOOKING STATEMENTS

This Registration Statement and the Exhibits incorporated by reference into it contain “forward-looking statements.” Forward-looking statements include, but are not limited to, statements with respect to studies performed on the mineral natural resource properties in which the Registrant has an interest, the future price of metals and minerals, the estimation of mineral resources and reserves, the realization of mineral resource and reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Annual Information Form of the Registrant filed as Exhibit 99.5 to this Registration Statement.

The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits.  These forward-looking statements are based on the beliefs, expectations, and opinions of management on the date the statements are made.  In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof.  Nor does the Registrant assume any obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The mineral reserve and mineral resource estimates contained in this Form 40-F have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in Securities and Exchange Commission (the “SEC” or the “Commission”) Industry Guide 7 under the United States Securities Act of 1933, as amended. Under the SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Form 40-F and the documents incorporated by reference herein that contain descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SUPPLEMENTAL RISK FACTORS

If Lake Shore Gold Corp. (the “Registrant”) is characterized as a “passive foreign investment company” for U.S. federal income tax purposes, its U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be considered a “passive foreign investment company”) (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for any taxable year if either (1) at least 75% of its gross income is passive income (generally including dividends, interest, rents, royalties and gains from the disposition of passive assets) or (2) on average for the taxable year at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income.

Potential investors that are U.S. taxpayers should consider that the Registrant may be treated a PFIC for U.S. federal income tax purposes.  If the Registrant is treated as a PFIC for any taxable year in which a U.S. taxpayer holds the Registrant’s shares, certain adverse U.S. federal income tax consequences could apply, including a material increase in the amount of U.S. federal income tax that the U.S. holder would owe, an imposition of U.S. federal income tax earlier than would otherwise be imposed, interest charges and additional U.S. federal income tax form filing requirements.  In particular, if the Registrant is treated as a PFIC, a U.S. taxpayer who disposes or is deemed to dispose of the Registrant’s shares at a gain, or who receives a so-called “excess distribution” on the Registrant’s shares, generally would be required to treat such gain or excess distribution as ordinary income and may be subject to an interest charge on a portion of the gain or distribution.  In addition, special U.S. federal estate tax rules could be applicable to the Registrant’s shares if the Registrant is treated as a PFIC.

Certain of these adverse tax consequences may be diminished if the U.S. holder of the Registrant’s shares makes an election to mark such shares to market each year (a “mark-to-market” election), or makes a “qualified electing fund” election (a “QEF” election).

Mark-to-Market Election.  In general, a U.S. taxpayer who holds, actually or constructively, marketable stock (as specifically defined in the rules and regulations promulgated under the Code) of a PFIC may annually elect to mark such stock to the market.  If this election is made, the U.S. holder is subject to U.S. federal income tax annually on the increase in value of the PFIC shares, at the rates applicable to ordinary income.  This election generally is available only with respect to PFICs, the stock in which is regularly traded on a U.S. stock exchange (or on certain approved non-U.S. stock exchanges).

QEF Election.  In general, a U.S. holder who makes a timely QEF election with respect to PFIC shares (generally, in the first taxable year in which the U.S. holder holds the PFIC shares) will be subject to U.S. federal income tax on a current basis on the U.S. holder’s pro-rata share of the PFIC’s ordinary income and net capital gain, regardless of whether the PFIC distributes those earnings.  Generally, a U.S. holder of PFIC stock may not make a QEF election unless it has sufficient information to determine its pro rata shares of the PFIC’s ordinary income and net capital gain.  For each taxable year, if any, that the Registrant qualifies as a PFIC, the Registrant will provide, upon request, the information that a U.S. holder of the Registrant’s shares is required to obtain in connection with making or maintaining a valid and effective QEF election.

The determination of whether a non-U.S. corporation is a PFIC involves the application of complex U.S. federal income tax rules.  The Registrant has not made a conclusive determination as to whether it is currently, or has been in prior taxable years, a PFIC.  The Registrant likely qualified as a PFIC in prior taxable years and may qualify as a PFIC currently or in future taxable years, however, no assurance can be given in this regard.

The PFIC rules are very complex and subject to differing interpretations.  You are urged to consult your own independent tax advisor regarding the status of the Registrant as a PFIC, the potential effect of the PFIC rules, and the advisability of and procedure for making any election that may be available under the PFIC rules, as well as how these rules and elections may impact your particular U.S. federal income tax situation.

CIRCULAR 230 NOTICE.  THE FOLLOWING NOTICE IS BASED ON U.S. TREASURY REGULATIONS GOVERNING PRACTICE BEFORE THE U.S. INTERNAL REVENUE SERVICE: (1) ANY U.S. FEDERAL TAX DISCUSSION CONTAINED HEREIN, INCLUDING ANY OPINION OF COUNSEL REFERRED TO HEREIN, IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER; (2) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS DESCRIBED HEREIN (OR IN ANY SUCH OPINION OF COUNSEL); AND (3) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.5 through Exhibit 99.149, as set forth in the Exhibit Index attached to this Registration Statement.

In accordance with General Instruction D.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 and 99.2, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2010 and 2009 and the Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2009 and 2008.  A reconciliation of the financial statements to U.S. GAAP as required by Item 17 of Form 20-F has been incorporated as Exhibit 99.3 and the external auditor’s reports dated (1) March 9, 2011 related to the consolidated financial statements of the Registrant for the years ended December 31, 2010 and 2009; (2) March 9, 2010 relating to the consolidated financial statements of the Registrant for the years ended December 31, 2009 and 2008; and (3) May 12, 2011 relating to the reconciliation to Accounting Principles Generally Accepted in the United States of the Registrant’s consolidated financial statements attached thereto has been incorporated as Exhibit 99.4.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.150 through Exhibit 99.165, as set forth in the Exhibit Index attached to this Registration Statement.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table contains information on payments for contractual obligations of the Registrant over the next five years.  This disclosure should be read in conjunction with the management discussion and analysis found in the Annual Report for the year ended December 31, 2010 and the Registrant’s financial statements and notes.

	Total	Less than a year	1 to 3 years	3 to 5 years	More than five years
Capital Lease Obligations(1)	$17,595,002	$6,817,184	$10,777,818	—	—
Asset Retirement Obligations(2)	$7,003,596	—	—	—	$7,003,596
Operating Lease Obligations	$1,649,092	$430,666	$1,039,874	$178,552	—
Mexican Resource Property Agreements	$4,237,000	$163,000	$1,475,000	$495,000	$2,104,000
Long Term Debt Obligations(3)	$3,157,707	$1,470,207	$1,687,500	—	—
Other(4)	$2,760,575	$453,500	$1,045,815	$756,315	$504,945
Total	$36,402,972	$9,334,557	$16,026,007	$1,429,867	$9,612,541

(1)           The Registrant has entered into certain equipment and vehicle leases expiring between 2011 and 2014 with interest rates between 2.8% and 8.5%.

(2)           Asset retirement obligations include liability for the Bell Creek mine and mill and the Timmins mine project.  The liability is accreted over time through charges to operating costs and, the associated capitalized on the related assets will be amortized over the assets’ useful lives once commercial production commences.

(3)           Long term debt obligations include a $50 million three-year, corporate revolving credit facility (the “Credit Facility”) entered into between the Registrant and UniCredit Bank AG on February 28, 2011, as well as the obligations representing the outstanding portion of the structuring fee paid in 2011 and commitment fee of 1.5% on the undrawn balance (assumes no balance drawn in the three years) relating to Credit Facility.

(4)           Other includes the Registrant’s obligations under certain agreements with First Nation Communities.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

LAKE SHORE GOLD CORP.

By:	/s/ Mario Stifano
Name: Mario Stifano
Title: Chief Financial Officer

Date: June 7, 2011

EXHIBIT INDEX

The following exhibits have been filed as part of this Registration Statement:

Annual Information

Exhibit	Description

99.1	Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2010 and 2009, together with the report of the auditors therein, filed March 9, 2011.
99.2	Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2009 and 2008, together with the report of the auditors therein, filed March 10, 2010.
99.3	Reconciliation of Canadian GAAP to United States GAAP as at and for the years ended December 31, 2010, 2009 and 2008.
99.4	Report of the Independent Registered Chartered Accountants on the Reconciliation of Canadian GAAP to United States GAAP.
99.5	Annual Information Form of the Registrant for the fiscal year ended December 31, 2010, dated as of March 30, 2011, filed on March 30, 2011.
99.6	Annual Information Form of the Registrant for the fiscal year ended December 31, 2009, dated as of March 10, 2010, filed on March 10, 2010.
99.7	Annual Report of the Registrant for the year ended December 31, 2010, filed April 15, 2011.
99.8	Annual Report of the Registrant for the year ended December 31, 2009, filed April 12, 2010.
99.9	Management’s Discussion and Analysis for the fourth quarter and year ended December 31, 2010 and 2009, filed March 9, 2011.
99.10	Management’s Discussion and Analysis for the fourth quarter and year ended December 31, 2009 and 2008, filed March 10, 2010.
99.11	Certification of Annual Filings by the Chief Executive Officer of the Registrant for the financial year ended December 31, 2010, filed March 30, 2011.
99.12	Certification of Annual Filings by the Chief Financial Officer of the Registrant for the financial year ended December 31, 2010, filed March 30, 2011.
99.13	Certification of Interim Filings by the Chief Executive Officer of the Registrant for the financial year ended December 31, 2009, filed March 10, 2010.
99.14	Certification of Interim Filings by the Chief Financial Officer of the Registrant for the financial year ended December 31, 2009, filed March 10, 2010.

Quarterly Information

Exhibit	Description

99.15	Interim Unaudited Consolidated Financial Statements of the Registrant for the interim period ended March 31, 2011, filed May 26, 2011.
99.16	Management’s Discussion and Analysis for the three months ended March 31, 2011, and 2010, filed May 26, 2011.
99.17	Certification of Interim Filings by the Chief Executive Officer of the Registrant for the interim period ended March 31, 2011, filed May 26, 2011.
99.18	Certification of Interim Filings by the Chief Financial Officer of the Registrant for the interim period ended March 31, 2011, filed May 26, 2011.
99.19	Interim Unaudited Consolidated Financial Statements of the Registrant for the interim period ended September 30, 2010, filed November 10, 2010.
99.20	Management’s Discussion and Analysis for the three and nine months ended September 30, 2010, and 2009, filed November 10, 2010.
99.21	Certification of Interim Filings by the Chief Executive Officer of the Registrant for the interim period ended September 30, 2010, filed November 10, 2010.
99.22	Certification of Interim Filings by the Chief Financial Officer of the Registrant for the interim period ended September 30, 2010, filed November 10, 2010.
99.23	Interim Unaudited Consolidated Financial Statements of the Registrant for the interim period ended June 30, 2010, filed August 10, 2010.
99.24	Management’s Discussion and Analysis for the three and six months ended June 30, 2010 and 2009, filed August 10, 2010.

99.25	Certification of Interim Filings by the Chief Executive Officer of the Registrant for the interim period ended June 30, 2010, filed August 10, 2010.
99.26	Certification of Interim Filings by the Chief Financial Officer of the Registrant for the interim period ended June 30, 2010, filed August 10, 2010.
99.27	Interim Unaudited Consolidated Financial Statements of the Registrant for the interim period ended March 31, 2010, filed May 5, 2010.
99.28	Management’s Discussion and Analysis for the three months ended March 31, 2010, and 2009, filed May 5, 2010.
99.29	Certification of Interim Filings by the Chief Executive Officer of the Registrant for the interim period ended March 31, 2010, filed May 5, 2010.
99.30	Certification of Interim Filings by the Chief Financial Officer of the Registrant for the interim period ended March 31, 2010, filed May 5, 2010.

Shareholder Meeting Materials

Exhibit	Description

99.31	Report of Voting Results from the May 4, 2011 Annual and Special Meeting, filed May 5, 2011.
99.32	Form of Proxy for use in connection with the May 4, 2011 Annual and Special Meeting, filed April 12, 2011.
99.33	Form of Proxy for use in connection with the May 5, 2010 Annual and Special Meeting, filed April 13, 2010.
99.34	Management Information Circular of the Registrant, as of March 25, 2011, filed April 12, 2011.
99.35	Management Information Circular of the Registrant, as of March 20, 2010, filed April 13, 2010.
99.36	Notice of Annual and Special Meeting, issued in connection with the May 4, 2011 Annual and Special Meeting, filed April 12, 2011.
99.37	Notice of Annual and Special Meeting, issued in connection with the May 5, 2010 Annual and Special Meeting, filed April 13, 2010.
99.38	Notice of Meeting and Record Date, issued in connection with May 4, 2011 Annual and Special Meeting, filed March 1, 2011.
99.39	Notice of Meeting and Record Date, issued in connection with May 5, 2010 Annual and Special Meeting, filed March 9, 2010.
99.40	Report of Voting Results from the May 5, 2010 Annual and Special Meeting, filed May 7, 2010.

Short Form Prospectus and Corresponding Documents

Exhibit	Description

99.41	Final Decision Document for Registrant’s Short Form Prospectus, dated October 27, 2010, filed October 28, 2010.
99.42	Final Short Form Prospectus of Registrant, filed October 27, 2010.
99.43	Consent Letter of Registrant’s Legal Counsel (Cassels Brock & Blackwell LLP) for Registrant’s Short Form Prospectus, dated October 27, 2010, filed October 27, 2010.
99.44	Consent Letter of Other Legal Counsel (Stikeman Elliott LLP) for Registrant’s Short Form Prospectus, dated October 27, 2010, filed October 27, 2010.
99.45	Consent Letter of Underwriter’s Legal Counsel (Osler, Hoskin & Harcourt LLP) for Registrant’s Short Form Prospectus, dated October 27, 2010, filed October 27, 2010.

99.46	Consent of Other Experts (Stephen Conquer, P. Geo) for Registrant’s Short Form Prospectus, dated October 27, 2010, filed October 27, 2010.
99.47	Consent of Other Experts (George Darling, P.Eng) for Registrant’s Short Form Prospectus, dated October 27, 2010, filed October 27, 2010.
99.48	Consent of Other Experts (Todd Fayram, MMSA) for Registrant’s Short Form Prospectus, dated October 27, 2010, filed October 27, 2010.
99.49	Consent of Other Experts (Robert Kusins, P.Geo) for Registrant’s Short Form Prospectus, dated October 27, 2010, filed October 27, 2010.
99.50	Consent of Other Experts (Heather Miree, P.Geo) for Registrant’s Short Form Prospectus, dated October 27, 2010, filed October 27, 2010.
99.51	Consent of Other Experts (David H.R. Powers, H.B.Sc., P.Geo) for Registrant’s Short Form Prospectus, dated October 27, 2010, filed October 27, 2010.
99.52	Consent of Other Experts (Jacques Samson, P.Geo) for Registrant’s Short Form Prospectus, dated October 27, 2010, filed October 27, 2010.
99.53	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process (Hochschild Mining plc.), filed October 27, 2010.
99.54	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process (Hochschild Mining plc.), filed October 27, 2010.
99.55	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process (Hochschild Mining Holdings Ltd.), filed October 27, 2010.
99.56	Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process (Hochschild Mining Holdings Ltd.), filed October 27, 2010.
99.57	Qualification Certificate in connection with Registrant’s Preliminary Short Form Prospectus, filed October 20, 2010.
99.58	Preliminary Decision Document for Registrant’s Preliminary Short Form Prospectus, dated October 20, 2010, filed October 20, 2010.
99.59	Preliminary Short Form Prospectus of Registrant, filed October 20, 2010.
99.60

Underwriting Agreement, dated October 20, 2010, by and among RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Hochschild Mining plc, Hochschild Mining Holdings Limited and Lake Shore Gold Corp.

99.61	Final Decision Document for Registrant’s Short Form Prospectus, dated September 2, 2010, filed September 2, 2010.
99.62	Final Short Form Prospectus of Registrant, filed September 2, 2010.
99.63	Consent Letter of Registrant’s Legal Counsel (Cassels Brock & Blackwell LLP) for Registrant’s Short Form Prospectus, dated September 2, 2010, filed September 2, 2010.
99.64	Consent Letter of Underwriter’s Legal Counsel (Osler, Hoskin & Harcourt LLP) for Registrant’s Short Form Prospectus, dated September 2, 2010, filed September 2, 2010.
99.65	Consent of Other Experts (Stephen Conquer, P.Geo) for Registrant’s Short Form Prospectus, dated September 2, 2010, filed September 2, 2010.
99.66	Consent of Other Experts (George Darling, P.Eng) for Registrant’s Short Form Prospectus, dated September 2, 2010, filed September 2, 2010.
99.67	Consent of Other Experts (Todd Fayram, MMSA) for Registrant’s Short Form Prospectus, dated September 2, 2010, filed September 2, 2010.
99.68	Consent of Other Experts (Robert Kusins, P.Geo) for Registrant’s Short Form Prospectus, dated September 2, 2010, filed September 2, 2010.
99.69	Consent of Other Experts (Heather Miree, P.Geo) for Registrant’s Short Form Prospectus, dated September 2, 2010, filed September 2, 2010.

99.70	Consent of Other Experts (David H.R. Powers, H.B.Sc., P.Geo) for Registrant’s Short Form Prospectus, dated September 2, 2010, filed September 2, 2010.
99.71	Consent of Other Experts (Jacques Samson, P.Geo) for Registrant’s Short Form Prospectus, dated September 2, 2010, filed September 2, 2010.
99.72	Qualification Certificate in connection with Registrant’s Preliminary Short Form Prospectus, filed August 24, 2010.
99.73	Preliminary Decision Document for Registrant’s Preliminary Short Form Prospectus, dated August 24, 2010, filed August 24, 2010.
99.74	Preliminary Short Form Prospectus of Registrant, filed August 24, 2010.
99.75

Underwriting Agreement, dated August 24, 2010, by and among BMO Nesbitt Burns Inc., Wellington West Capital Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc., Canaccord Genuity Corp., Raymond James Ltd. and Lake Shore Gold Corp., filed August 24, 2010.

Technical Reports

Exhibit	Description

99.76	Technical Report on the Marhill Project, Hoyle Township, Timmins, Ontario, Canada, by Reno Pressacco, M.Sc.(Applied), P.Geo., filed May 18, 2011.
99.77	Consent of Qualified Person (Reno Pressacco, M.Sc.(A), P.Geo.) for the public filing of a Technical Report, dated May 2, 2011, filed May 18, 2011.
99.78	Technical Report on the Initial Mineral Resource Estimate for the Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada, by Reno Pressacco, M.Sc.(Applied), P.Geo., filed January 14, 2011.
99.79	Consent of Qualified Person (Reno Pressacco, M.Sc.(A), P.Geo.) for the public filing of a Technical Report, dated January 14, 2011, filed January 14, 2011.

Material Change Reports

Exhibit	Description

99.80	Material Change Report of Registrant, filed March 4, 2011.
99.81	Material Change Report of Registrant, filed December 3, 2010.
99.82	Material Change Report of Registrant, filed October 15, 2010.
99.83	Material Change Report of Registrant, filed August 20, 2010.

News Releases

Exhibit	Description

99.84	News Release of the Registrant dated May 25, 2011.
99.85	News Release of the Registrant dated May 5, 2011.
99.86	News Release of the Registrant dated May 3, 2011.
99.87	News Release of the Registrant dated May 2, 2011 (2).
99.88	News Release of the Registrant dated May 2, 2011 (1).
99.89	News Release of the Registrant dated April 1, 2011.
99.90	News Release of the Registrant dated March 9, 2011.
99.91	News Release of the Registrant dated March 4, 2011.
99.92	News Release of the Registrant dated February 28, 2011 (2).
99.93	News Release of the Registrant dated February 28, 2011 (1).
99.94	News Release of the Registrant dated February 25, 2011.
99.95	News Release of the Registrant dated February 24, 2011.
99.96	News Release of the Registrant dated January 31, 2011.
99.97	News Release of the Registrant dated January 25, 2011 (2).
99.98	News Release of the Registrant dated January 25, 2011 (1).
99.99	News Release of the Registrant dated January 11, 2011.
99.100	News Release of the Registrant dated January 7, 2011
99.101	News Release of the Registrant dated January 6, 2011.
99.102	News Release of the Registrant dated December 1, 2010 (2).
99.103	News Release of the Registrant dated December 1, 2010 (1).

99.104	News Release of the Registrant dated November 24, 2010.
99.105	News Release of the Registrant dated November 11, 2010.
99.106	News Release of the Registrant dated November 10, 2010.
99.107	News Release of the Registrant dated November 3, 2010 (2).
99.108	News Release of the Registrant dated November 3, 2010 (1).
99.109	News Release of the Registrant dated November 2, 2010.
99.110	News Release of the Registrant dated November 1, 2010.
99.111	News Release of the Registrant dated October 26, 2010.
99.112	News Release of the Registrant dated October 25, 2010.
99.113	News Release of the Registrant dated October 14, 2010.
99.114	News Release of the Registrant dated September 30, 2010.
99.115	News Release of the Registrant dated September 20, 2010.
99.116	News Release of the Registrant dated September 10, 2010.
99.117	News Release of the Registrant dated August 30, 2010.
99.118	News Release of the Registrant dated August 18, 2010.
99.119	News Release of the Registrant dated August 10, 2010 (2).
99.120	News Release of the Registrant dated August 10, 2010 (1).
99.121	News Release of the Registrant dated August 3, 2010.
99.122	News Release of the Registrant dated July 28, 2010.
99.123	News Release of the Registrant dated July 23, 2010.
99.124	News Release of the Registrant dated July 22, 2010.
99.125	News Release of the Registrant dated June 29, 2010.
99.126	News Release of the Registrant dated June 23, 2010.
99.127	News Release of the Registrant dated May 27, 2010.
99.128	News Release of the Registrant dated May 12, 2010.
99.129	News Release of the Registrant dated May 5, 2010.
99.130	News Release of the Registrant dated May 4, 2010.
99.131	News Release of the Registrant dated April 27, 2010.
99.132	News Release of the Registrant dated April 19, 2010.
99.133	News Release of the Registrant dated March 31, 2010.
99.134	News Release of the Registrant dated March 10, 2010.
99.135	News Release of the Registrant dated March 3, 2010.
99.136	News Release of the Registrant dated February 18, 2010.
99.137	News Release of the Registrant dated February 17, 2010.
99.138	News Release of the Registrant dated February 16, 2010 (2).
99.139	News Release of the Registrant dated February 16, 2010 (1).
99.140	News Release of the Registrant dated February 12, 2010.
99.141	News Release of the Registrant dated January 26, 2010.
99.142	News Release of the Registrant dated January 18, 2010.
99.143	News Release of the Registrant dated January 6, 2010.

Miscellaneous

Exhibit	Description

99.144	Credit Agreement, dated as of February 24, 2011, among the Registrant, UniCredit Bank AG and the several Lenders from time to time parties thereto, filed March 4, 2011.
99.145	Early Warning Report under National Instrument 62-103, filed November 3, 2010.
99.146	Early Warning Report under National Instrument 62-103, filed October 15, 2010.
99.147	Evergreen Stock Option Plan of Registrant, as amended March 10, 2010, filed May 7, 2010.
99.148	ON Form 13-502F1 Class 1 Reporting Issuers —Participation Fee, filed March 9, 2011.
99.149	ON Form 13-502F1 Class 1 Reporting Issuers —Participation Fee, filed March 10, 2010.

Consents

Exhibit	Description

99.150	Consent of Deloitte & Touche LLP.
99.151	Expert’s Consent of Don Boucher, P. Geo.
99.152	Expert’s Consent of Stephen Conquer, P. Geo.
99.153	Expert’s Consent of Dean Crick, P. Geo.
99.154	Expert’s Consent of George Darling, P. Eng.
99.155	Expert’s Consent of Todd Fayram, MMSA.
99.156	Expert’s Consent of Keith Green, P. Geo.
99.157	Expert’s Consent of Ralph Koch, P. Geo.
99.158	Expert’s Consent of Robert Kusins, P. Geo.
99.159	Expert’s Consent of Richard Labine, P. Geo.
99.160	Expert’s Consent of Heather Miree, P. Geo.
99.161	Expert’s Consent of Pat Pope, P.Geo.
99.162	Expert’s Consent of David H. R. Power, P. Geo.
99.163	Expert’s Consent of Reno Pressacco, M.Sc.(A), P. Geo.
99.164	Expert’s Consent of Mike Roberts, P. Geo.
99.165	Expert’s Consent of Jacques Samson, P. Geo.